1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2006
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___.)

TSMC February 2006 Sales Report
Hsinchu, Taiwan, R.O.C. — March 10, 2006 — TSMC (TAIEX: 2330, NYSE: TSM) today announced that net sales for February 2006 totaled NT$24,009 million, a decrease of 8.3 percent over January 2006. Revenues for January through February 2006 were NT$50,187 million.
Ms. Lora Ho, TSMC vice president and chief financial officer, noted that, “The sequential decline is mainly due to three fewer working days in February. On a year-over-year basis, net sales for February 2006 increased 39.6 percent.”
Sales Report:
(Unit: NT$ million)

Net Sales	2006*	2005	Increase (Decrease) %
February	24,009	17,200	39.6
January through February	50,187	38,043	31.9

* Year 2006 figures have not been audited.
TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602
TSMC Acting Spokesperson:
Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-666-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com
For further information, please contact:
Richard C.Y. Chung
Media Relations Manager, TSMC
Tel: 886-3-666-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
March 10, 2006
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of February 2006 .
1) Sales volume (in NT$ thousand)

Period	Items	2006	2005
Feb.	Net sales	24,008,853	17,200,048
Jan.-Feb.	Net sales	50,186,460	38,042,827

2) Funds lent to other parties (in NT$ thousand)

	Limit of lending	Feb.	Bal. as of period end
TSMC	82,222,226	-	-
TSMC’s subsidiaries	32,064,501	16,450*	1,135,925

*The deviation was due to the fluctuation in currency exchange rate.
3) Endorsements and guarantees (in NT$ thousand)

4	Limit of endorsements	Feb.	Bal. as of period end
TSMC	102,777,783	(1,251,200)	1,947,300
TSMC’s subsidiaries	N/A	-	-
TSMC endorses for subsidiaries		(1,251,200)	1,947,300
TSMC’s subsidiaries endorse for TSMC		-	-
TSMC endorses for PRC companies		-	-
TSMC’s subsidiaries endorse for PRC companies		-	-

4) Financial derivative transactions (in NT$ thousand)
Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap	Others
Margin Payment		-	-	-
Premium Income (Expense)		-	-
	Notional Amount	624,202	73,562,888
Outstanding	Mark to Market
Contracts	Profit/Loss	13,248	(518,377)	-
Expired	Notional Amount	2,977,710	65,340,278	-
Contracts	Realized Profit/Loss	81,669	1,965,678	-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: March 10, 2006	By:	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer